UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.             )*

CONSTAR INTERNATIONAL INC.

(Name of Issuer)

COMMON STOCK, $0.01 PAR VALUE PER SHARE

(Title and Class of Securities)

21036U206

(CUSIP number)

May 29, 2009

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)

☐ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 21036U206	13D	Page 2 of 10 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Solus Alternative Asset Management LP
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. SOLE VOTING POWER --0--
6. SHARED VOTING POWER 425,280
7. SOLE DISPOSITIVE POWER --0--
8. SHARED DISPOSITIVE POWER 425,280

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 425,280
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 24.3%
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IA

CUSIP No. 21036U206	13D	Page 3 of 10 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Solus GP LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. SOLE VOTING POWER --0--
6. SHARED VOTING POWER 425,280
7. SOLE DISPOSITIVE POWER --0--
8. SHARED DISPOSITIVE POWER 425,280

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 425,280
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 24.3%
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No. 21036U206	13D	Page 4 of 10 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Christopher Pucillo
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. SOLE VOTING POWER --0--
6. SHARED VOTING POWER 425,280
7. SOLE DISPOSITIVE POWER --0--
8. SHARED DISPOSITIVE POWER 425,280

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 425,280
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 24.3%
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 21036U206	13D	Page 5 of 10 Pages

Item 1(a).	Name of Issuer:

Constar International Inc. (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:

One Crown Way, Philadelphia PA 19154

Item 2(a).	Name of Person Filing:

This statement is filed by:

(i)     Solus Alternative Asset Management LP (“Solus”), a Delaware limited partnership registered with the Securities and Exchange Commission, which serves as the investment manager to Sola Ltd (“Sola”), a Cayman Islands exempted company, with respect to the shares of Common Stock (as defined in Item 2(d), below);

(ii)    Solus GP, LLC ( “Solus GP”), a Delaware limited liability company, which serves as the general partner of Solus, with respect to the shares of Common Stock; and

(iii)  Mr. Christopher Pucillo (“Mr. Pucillo”), a United States citizen, who serves as the managing member of Solus GP with respect to the shares of Common Stock.

The foregoing persons are hereinafter sometimes collectively referred to as the “Reporting Persons.” Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

Item 2(b).	Address of Principal Business Office or, if None, Residence:

430 Park Avenue, 9th Floor, New York, NY 10022

Item 2(c).	Citizenship:

Solus – Delaware
Solus GP – Delaware
Mr. Pucillo – United States

Item 2(d).	Title of Class of Securities:

Common Stock, $0.01 par value per share (the “Common Stock”)

Item 2(e).	CUSIP Number:

21036U206

Item 3.	If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

(a) ☐ Broker or dealer registered under Section 15 of the Act,

CUSIP No. 21036U206	13D	Page 6 of 10 Pages

(b) ☐ Bank as defined in Section 3(a)(6) of the Act,

(c) ☐ Insurance Company as defined in Section 3(a)(19) of the Act,

(d) ☐ Investment Company registered under Section 8 of the Investment Company Act of 1940,

(e) ☒ Investment Adviser in accordance with Rule 13d-1(b)(1)(ii)(E),

(f) ☐ Employee Benefit Plan or Endowment Fund in accordance with 13d-1 (b)(1)(ii)(F),

(g) ☒ Parent Holding Company or control person in accordance with Rule 13d-1 (b)(1)(ii)(G),

(h) ☐ Savings Association as defined in Section 3(b) of the Federal Deposit Insurance Act,

(i) ☐ Church Plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940,

(j) ☐ Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4.	Ownership.

For each of Solus, Solus GP and Mr. Pucillo:

(a) Amount beneficially owned: 425,280 shares of Common Stock

(b) Percent of class: 24.3%

(c) Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote: --0--

(ii) Shared power to vote or to direct the vote: 425,280

(iii) Sole power to dispose or to direct the disposition of: --0--

(iv) Shared power to dispose or to direct the disposition of: 425,280

Each Reporting Person hereby expressly disclaims beneficial ownership in the securities reported in this Schedule 13G and membership in a “group” as that term is described in Rule 13d-5(b)(1) of the Securities Exchange Act of 1934, as amended.

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Sola, direct holder the shares of Common Stock and managed on a discretionary basis by the Reporting Persons, has the right to receive or the power to direct the receipt of dividends or the proceeds from the sale of the Common Stock and has the right to receive or the power to direct the receipt of dividends or the proceeds from the sale of more than 5% of the Common Stock.

CUSIP No. 21036U206	13D	Page 7 of 10 Pages

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 21036U206	13D	Page 8 of 10 Pages

SIGNATURES

After reasonable inquiry and to the best of his, her or its knowledge and belief, each of the persons signing below certifies that the information set forth in this statement is true, complete and correct.

Date: June 8, 2009

By:	/s/ Christopher Pucillo
Christopher Pucillo
individually and as managing member of Solus GP LLC, for itself and as the general partner of Solus Alternative Asset Management LP

CUSIP No. 21036U206	13D	Page 9 of 10 Pages

EXHIBIT INDEX

Exhibit 1.	Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.

CUSIP No. 21036U206	13D	Page 10 of 10 Pages

Exhibit 1

Joint Filing Agreement

The undersigned acknowledge and agree that the foregoing statement on Schedule 13G is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him, her or it contained herein, but shall not be responsible for the completeness and accuracy of the information concerning the other entities or persons, except to the extent that he, she or it knows or has reason to believe that such information is inaccurate.

Date: June 8, 2009

By:	/s/ Christopher Pucillo
Christopher Pucillo
individually and as managing member of Solus GP LLC, for itself and as the general partner of Solus Alternative Asset Management LP